Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

September 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Geoff Kruczek, Senior Attorney
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.
Amendment No. 7 to
Draft Registration Statement on Form S-1
Submitted July 21, 2017
CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 4, 2017 (the “Comment Letter”), relating to the Company’s Amendment No. 7 to Draft Registration Statement on Form S-1, confidentially submitted on May 16, 2017 (the “Seventh Amended DRS”).

The Company is concurrently confidentially submitting Amendment No. 8 to the Draft Registration Statement (the “Eighth Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Eighth Amended DRS marked to show all changes from the Seventh Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Eighth Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Eighth Amended DRS.

U.S. Securities and Exchange Commission

September 8, 2017

Revenue, page 62

1.

We note your response to prior comment 2. Discuss the reasons for the increase in price in the data center market, and discuss the reasons underlying the lower data center unit sales. Also clarify how you addressed the last sentence of prior comment 2 regarding disclosure of any known material impact that the factors mentioned in the paragraph beginning on the bottom of page 62 will have in periods after the reported periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Eighth Amended DRS as requested to describe the reasons underlying the increase in price in the data center market and lower data center unit sales during the indicated period. In addition, in response to prior comment 2 regarding disclosure of any known material impact that the factors mentioned in the paragraph beginning on the bottom of page 62 of the Seventh Amended DRS will have in periods after the reported periods, the Company is hereby confirming that it is not aware of any known material trend or impact in periods after the reported periods that it has not disclosed in the Eighth Amended DRS in relation to any discernible amount or timing of customer or end-market demand for its products, given that such products are in various stages of their respective life cycles, sell at different ASPs and have different production improvement cycles.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP